Exhibit 99.1

newgold™

Condensed Consolidated Financial Statements

For the quarter ended June 30, 2013

Growing Together

TABLE OF CONTENTS

FINANCIAL STATEMENTS		NOTES TO THE FINANCIAL STATEMENTS
1	CONDENSED CONSOLIDATED INCOME STATEMENTS	6	1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

2	CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	6	2. SIGNIFICANT ACCOUNTING POLICIES
		7	3. FUTURE CHANGES IN ACCOUNTING POLICIES
3	CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	8	4. EXPENSES

4	CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	9	5. TRADE AND OTHER RECEIVABLES
		10	6. TRADE AND OTHER PAYABLES
5	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
		10	7. INVENTORIES

		11	8. MINING INTERESTS

		12	9. LONG-TERM DEBT

		13	10. DERIVATIVE INSTRUMENTS

		15	11. SHARE CAPITAL

		18	12. INCOME AND MINING TAXES

		19	13. RECLAMATION AND CLOSURE COST OBLIGATIONS

		19	14. SUPPLEMENTAL CASH FLOW INFORMATION

		20	15. SEGMENTED INFORMATION

		22	16. FAIR VALUE MEASUREMENT

		24	17. COMMITMENTS AND CONTINGENCIES

		25	18. SUBSEQUENT EVENTS

CONDENSED CONSOLIDATED INCOME STATEMENTS
THREE AND SIX MONTHS ENDED JUNE 30, 2013
(unaudited)
		Three months ended		Six months ended
		$	$	$	$
(In millions of U.S. dollars, except per share amounts)	Note	2013	2012	2013	2012

Revenues		183.5	176.1	385.3	344.9
Operating expenses	4	105.6	78.0	211.7	150.3
Depreciation and depletion		44.1	21.8	82.0	40.5
Earnings from mine operations		33.8	76.3	91.6	154.1

Corporate administration		7.3	6.3	14.6	13.0
Share-based payment expenses	11	1.8	2.9	4.3	5.3
Exploration and business development		11.9	4.5	15.9	7.3
Income from operations		12.8	62.6	56.8	128.5

Finance income	4	0.2	0.6	0.6	0.8
Finance costs	4	(11.4)	(0.5)	(22.9)	(2.6)
Other gains (losses)	4	17.4	(22.0)	33.2	(34.1)

Earnings before taxes		19.0	40.7	67.7	92.6
Income tax expense	12	(4.0)	(17.0)	(16.4)	(35.3)

Net earnings		15.0	23.7	51.3	57.3

Earnings per share
Basic	11	0.03	0.05	0.11	0.12
Diluted	11	0.03	0.05	0.11	0.11

Weighted average number of shares outstanding (in millions)
Basic	11	477.0	461.8	476.6	461.6
Diluted	11	480.0	472.8	480.1	473.5

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
THREE AND SIX MONTHS ENDED JUNE 30, 2013
(unaudited)
		Three months ended		Six months ended
		$	$	$	$
(In millions of U.S. dollars)	Note	2013	2012	2013	2012

Net earnings		15.0	23.7	51.3	57.3

Other comprehensive (loss) income
Unrealized gains (losses) on mark-to-market of gold contracts	10	9.0	12.7	18.1	(9.3)
Realized gains on settlement of gold contracts	10	7.7	10.8	18.5	23.7
Unrealized (losses) on available-for-sale securities (net of tax)		(0.1)	(0.2)	(0.4)	(0.9)
Foreign currency translation adjustment		-	(31.0)	-	(7.6)
Deferred Income tax related to gold contracts	10	(6.8)	(9.6)	(14.9)	(5.9)
Total other comprehensive income (loss)		9.8	(17.3)	21.3	-
Total comprehensive income		24.8	6.4	72.6	57.3

All items recorded in other comprehensive income will be reclassifed in subsequent periods to net earnings

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
			June 30	December 31
			$	$
(In millions of U.S. dollars)		Note	2013	2012

Assets
Current assets
Cash and cash equivalents			562.5	687.8
Trade and other receivables		5	10.6	46.9
Inventories		7	185.0	163.3
Current income tax receivable			12.8	6.6
Prepaid expenses and other			6.9	12.9
Total current assets			777.8	917.5

Investments			0.6	1.0
Non-current inventories		7	33.3	32.4
Mining interests		8	3,202.8	3,134.9
Deferred tax assets			189.7	194.1
Other			3.2	3.8
Total assets			4,207.4	4,283.7

Liabilities and equity
Current liabilities
Trade and other payables		6	88.4	120.7
Current derivative liabilities		10	-	56.4
Total current liabilities			88.4	177.1

Reclamation and closure cost obligations		13	59.8	68.5
Provisions			10.9	9.5
Non-current derivative liabilities		10	-	54.1
Non-current non-hedged derivative liabilities		10	34.2	80.3
Long-term debt		9	855.5	847.8
Deferred tax liabilities			354.0	322.9
Deferred benefit			46.3	46.3
Other			0.6	0.7
Total liabilities			1,449.7	1,607.2

Equity
Common shares		11	2,625.3	2,618.4
Contributed surplus			86.9	85.2
Other reserves			(29.2)	(50.5)
Retained earnings			74.7	23.4
Total equity			2,757.7	2,676.5
Total liabilities and equity			4,207.4	4,283.7

Approved and authorized by the Board on July 30, 2013

"Robert Gallagher"	"James Estey"
Robert Gallagher, Director	James Estey, Director

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
			Six months ended
		$	$
(In millions of U.S. dollars)	Note	2013	2012

Common shares
Balance, beginning of period		2,618.4	2,464.0
Shares issued for exercise of options and warrants	11	6.9	6.8
Balance, end of period		2,625.3	2,470.8

Contributed surplus
Balance, beginning of period		85.2	80.4
Exercise of options		(2.5)	(2.0)
Equity settled share-based payments		4.2	4.3
Balance, end of period		86.9	82.7

Other reserves
Balance, beginning of period		(50.5)	(86.4)
Foreign currency translation adjustment		-	(7.6)
Change in fair value of available-for-sale investments		(0.4)	(0.9)
Change in fair value of hedging instruments (net of tax)		21.7	8.5
Balance, end of period		(29.2)	(86.4)

Retained earnings (deficit)
Balance, beginning of period		23.4	(175.6)
Net earnings		51.3	57.3
Balance, end of period		74.7	(118.3)

Total equity		2,757.7	2,348.8

See accompanying notes to the condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE AND SIX MONTHS ENDED JUNE 30, 2013
(unaudited)
		Three months ended		Six months ended
				$	$
(In millions of U.S. dollars)	Note	2013	2012	2013	2012

Operating activities
Net earnings		15.0	23.7	51.3	57.3
Adjustments for:
Realized gains (losses) on gold contracts		3.9	(2.4)	1.2	(4.8)
Realized and unrealized foreign exchange losses (gains)	4	12.9	(0.5)	18.5	1.0
Realized and unrealized (gains) losses on non-hedged derivatives	4	(20.6)	(11.1)	(43.2)	(2.5)
Realized and unrealized losses on concentrate contracts	10	0.5	-	1.0	-
Settlement payment of gold hedge contracts	10	(65.7)	-	(65.7)	-
Loss on redemption of senior secured notes		-	31.8	-	31.8
Reclamation and closure costs paid	13	(0.6)	(4.5)	(1.0)	(4.5)
Loss on disposal of assets	4	0.7	0.3	1.2	0.6
Depreciation and depletion		44.5	21.7	82.3	40.1
Equity-settled share-based payment expense	11	2.1	2.3	4.2	4.3
Realized and unrealized (gains) losses on cash flow hedging items	4	(10.0)	2.0	(9.5)	2.2
Income tax expense	12	4.0	17.0	16.4	35.3
Finance income	4	(0.2)	(0.6)	(0.6)	(0.8)
Finance costs	4	11.4	0.5	22.9	2.6
		(2.1)	80.2	79.0	162.6
Change in non-cash operating working capital	14	(4.2)	(8.1)	(17.1)	(24.4)
Cash (used) generated from operations		(6.3)	72.1	61.9	138.2
Income taxes paid		(16.2)	(25.9)	(25.9)	(55.3)
Net cash (used) generated from operations		(22.5)	46.2	36.0	82.9

Investing activities
Mining interests		(61.0)	(145.3)	(137.4)	(255.4)
Purchase of additional Blackwater mining claims		-	-	-	(6.0)
Recovery of reclamation deposits		-	8.9	-	8.9
Interest received		0.2	0.4	0.4	0.6
Cash used in investing activities		(60.8)	(136.0)	(137.0)	(251.9)

Financing activities
Issuance of common shares on exercise of options and warrants	11	0.7	1.5	4.4	4.8
Redemption of senior secured notes		-	(197.6)	-	(197.6)
Proceeds from issuance of senior notes		-	300.0	-	300.0
Financing initiation costs		-	(6.4)	(0.3)	(8.0)
Interest paid		(26.3)	(7.6)	(26.3)	(7.6)
Cash (used) generated by financing activities		(25.6)	89.9	(22.2)	91.6

Effect of exchange rate changes on cash and cash equivalents		(1.0)	(5.4)	(2.1)	(1.6)

Decrease in cash and cash equivalents		(109.9)	(5.3)	(125.3)	(79.0)
Cash and cash equivalents, beginning of the period		672.4	235.7	687.8	309.4
Cash and cash equivalents, end of the period		562.5	230.4	562.5	230.4

Cash and cash equivalents are comprised of:
Cash		267.5	152.6	267.5	152.6
Short-term money market instruments		295.0	77.8	295.0	77.8
		562.5	230.4	562.5	230.4

See accompanying notes to the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2013 and 2012
(Amounts expressed in millions of U.S. dollars, except per share amounts and unless otherwise noted)

1.  DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

New Gold Inc. (the “Company”) and its subsidiaries are gold producers engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation. The Company’s assets are comprised of the New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States (“U.S.”), and the Peak Gold Mines in Australia. Significant projects include the Blackwater development project in Canada and a 30% interest in the El Morro copper-gold development project in Chile.

The Company is a corporation governed by the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange MKT under the symbol NGD.

The Company’s registered office is located at 1800 – 555 Burrard Street, Vancouver, British Columbia, V7X 1M9, Canada.

2.  SIGNIFICANT ACCOUNTING POLICIES

(a)  Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2012.

These unaudited interim financial statements should be read in conjunction with the most recently issued Annual Financial Report of the Company which includes information necessary or useful to understanding the Company's business and financial statement presentation. In particular, the Company's significant accounting policies were presented as Note 2 to the audited consolidated financial statements for the fiscal year ended December 31, 2012, and have been consistently applied in the preparation of these unaudited condensed consolidated interim financial statements, except as noted in 2(b).

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors of the Company on July 30, 2013.

(b)  Changes in accounting policies
The Company has adopted the following new and revised International Financial Reporting standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) along with any amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

IFRS 7, Financial Instrument Disclosure (Amended)
IFRS 7, Financial Instrument Disclosure (Amended) (“IFRS 7”), requires disclosure about all recognized financial instruments that are offset in accordance with IAS 32 Financial Instruments: Presentation. The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32. The Company has reviewed the amendment and determined that no additional disclosures are currently required.

IFRS 10, Consolidated Financial Statements
IFRS 10, Consolidated Financial Statements (“IFRS 10”), replaces the guidance on control and consolidation in IAS 27, Consolidated Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses the power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 11, Joint Arrangements
IFRS 11, Joint Arrangements (“IFRS 11”), supersedes IAS 31, Interests in Joint Ventures, and requires joint arrangements to be classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor that jointly controls the arrangement. For joint operations, a company recognizes its share of assets, liabilities, revenues and expenses of the joint operation. An investment in a joint venture is accounted for using the equity method as set out in IAS 28, Investments in Associates and Joint Ventures (amended in 2011). The other amendments did not affect the Company. The Company has classified its joint arrangements and concluded that the adoption of IFRS 11 did not result in any changes in the accounting for its joint arrangements.

IFRS 12, Disclosure of Interests in Other Entities
IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), combines the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting on the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements. The Company has assessed its disclosure and concluded that the adoption of IFRS 12 did not results in any change in disclosure in these condensed consolidated interim financial statements, however will result in additional disclosure in the year-end financial statements.

IFRS 13, Fair Value Measurement
IFRS 13, Fair Value Measurement (“IFRS 13”), provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Company adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Company to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

IAS 1 Amendment, Presentation of Items of Other Comprehensive Income (“IAS 1”)
The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

IAS 19 Employee Benefits (Amended)
IAS 19, Employee Benefits (Amended) (“IAS 19”) revised accounting for employee benefits. It requires the recognition of all re-measurements of defined benefit liabilities/assets immediately in other comprehensive income (removal of the so-called ‘corridor’ method), the immediate recognition of all past service cost in profit or loss and the calculation of a net interest expense or income by applying the discount rate to the net defined benefit liability or asset. This replaces the expected return on plan assets that is currently included in net earnings. The standard also introduces a number of additional disclosures for defined benefit liabilities/assets and could affect the timing of the recognition of termination benefits. The adoption of the amendments had no material impact.

IFRIC 20, Stripping Costs in the Production Phase of a Mine
IFRIC 20, Stripping Costs in the Production Phase of a Mine (“IFRIC 20”), clarifies the accounting for the costs of stripping activity in the production phase of a mine when two benefits occur: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 includes guidance on transition for pre-existing stripping assets. The adoption of IFRIC 20 did not require any adjustments to the existing accounting for stripping activities and did not result in any measurement adjustments as at January 1, 2013.

3.  FUTURE CHANGES IN ACCOUNTING POLICIES

Accounting standards anticipated to be effective January 1, 2015

Financial instruments
The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified and subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. On July 22, 2011, the IASB agreed to defer the mandatory effective date of IFRS 9 from annual periods beginning on or after January 1, 2013 (with earlier application permitted) to annual periods beginning on or after January 1, 2015 (with earlier application still permitted). The IASB proposed the deferral of IFRS 9 in an exposure draft with a 60-day comment period which ended on October 21, 2011. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

4.  EXPENSES

(a) Operating expenses by nature
Operating expenses by nature for the three and six months ended June 30, are as follows:

	Three months ended		Six months ended
	$	$	$	$
	2013	2012	2013	2012

Raw materials and consumables	41.5	28.5	84.4	61.1
Salaries and employee benefits	31.0	18.8	60.0	37.7
Repairs and maintenance	8.5	6.5	15.7	13.8
Contractors	14.1	8.2	26.2	13.2
Royalties	3.5	4.8	7.9	8.5
Change in inventories and work-in-progress	(6.4)	(3.5)	(12.9)	(12.4)
Operating leases	6.7	8.0	13.7	15.5
General and administrative	6.7	6.2	14.9	10.9
Other	-	0.5	1.8	2.0
	105.6	78.0	211.7	150.3

(b) Finance costs and income
Finance costs and income for the three and six months ended June 30, are as follows:

	Three months ended		Six months ended
	$	$	$	$
	2013	2012	2013	2012

Finance costs
Interest on senior unsecured notes	13.3	5.5	26.7	5.5
Interest on senior secured notes	-	2.0	-	7.0
Interest on convertible debentures	-	1.2	-	2.7
Other interest	0.9	0.5	1.6	0.9
Unwinding of the discount on decommisioning obligations	0.2	0.4	0.8	0.8
Other finance costs	1.2	(0.7)	2.0	1.1
	15.6	8.9	31.1	18.0
Less: amounts included in cost of qualifying assets	(4.2)	(8.4)	(8.2)	(15.4)
	11.4	0.5	22.9	2.6

		Three months ended	Six months ended
	$	$	$	$
	2013	2012	2013	2012

Finance income
Interest income	0.2	0.6	0.6	0.8

(c) Other gains and (losses)
The following table summarizes other gains and (losses) for the three and six months ended June 30:

		Three months ended		Six months ended
		$	$	$	$
		2013	2012	2013	2012

Ineffectiveness on hedging instruments	i	10.0	(2.0)	9.5	(2.2)
Realized and unrealized gain on non-hedged derivatives	ii	20.6	11.1	43.2	2.5
Loss on redemption of senior secured notes	iii	-	(31.8)	-	(31.8)
Gain (loss) on foreign exchange		(12.9)	0.5	(18.5)	(1.0)
Loss on disposal of assets		(0.7)	(0.3)	(1.2)	(0.6)
Other		0.4	0.5	0.2	(1.0)
		17.4	(22.0)	33.2	(34.1)

(i) Ineffectiveness on hedging instruments
On May 15, 2013 the Company settled its outstanding gold hedge contracts, paying $65.7 million to fully close all hedges dated to December 31, 2014 (as described in Note 10(a)). At the settlement date the hedge was deemed to be fully effective and the Company reclassified the cumulative ineffective portion of the hedge from other comprehensive income to net earnings. The Company reclassified $10.0 million upon settlement to net earnings.

(ii) Realized and unrealized gain (loss) on non-hedged derivatives
Realized and unrealized gains and (losses) on non-hedged derivatives for the three and six months ended June 30 are as follows:

	Three months ended		Six months ended
	$	$	$	$
	2013	2012	2013	2012

Unrealized and realized gains on share purchase warrants	20.6	9.3	43.2	1.7
Unrealized losses on embedded derivative in senior secured notes	-	-	-	(3.7)
Unrealized gains on equity conversion option on debentures	-	1.8	-	4.5
	20.6	11.1	43.2	2.5

Share purchase warrants
The Company has outstanding share purchase warrants (“Warrants”), as of June 30, 2013. The Warrants have an exercise price denominated in a currency other than the Company’s functional currency and therefore are classified as a non-hedged derivative liability. The Warrants are measured at fair value on initial recognition, and subsequently re-measured at fair value at the end of each reporting period. Gains or losses are recognized in net earnings.

At June 30, 2013 the fair value of the derivative liability was $34.2 million (C$35.9 million) (December 31, 2012 - $80.3 million (C$79.9 million)). The change in fair value resulted in a gain of $20.6 million and a foreign exchange gain of $1.4 million on the revaluation of the Warrants for the three months ended June 30, 2013 (2012 – fair value gain of $9.3 million and a foreign exchange gain of $2.8 million). For the six months ended June 30, 2013 the change in fair value resulted in a gain of $43.2 million and a foreign exchange gain of $2.9 million (2012 – gain of $1.7 million and $nil foreign exchange).

Embedded derivative in Senior Secured Notes
The Company had Senior Secured Notes (“Notes”) with a face value of C$187.0 million which were redeemed on May 7, 2012. The Company had the right to redeem the Notes, in whole or in part, at any time prior to June 27, 2017, the maturity date, at a price ranging from 120% to 100% (decreasing based on the length of time the Notes were outstanding) of the principal amount of the Notes to be redeemed. As at May 7, 2012 the redemption price of the Notes was 105% of the principal amount. The early redemption feature in the Notes qualified as an embedded derivative and was bifurcated for reporting purposes. The embedded derivative was measured at fair value on initial recognition, and subsequently re-measured at fair value at the end of each reporting period. Gains or losses were recognized in net earnings. This resulted in a fair value loss of $nil and $3.7 million for the three and six months ended June 30, 2012.

Equity conversion option on Convertible Debentures
The Company had subordinate convertible debentures (“Debentures”) with a face value of C$55.0 million, which were redeemed on November 20, 2012. The Company had the right to give notice of the intended early redemption if its share price traded at a 25% premium to the C$9.35 per share conversion price for a period of 30 days on a volume weighted average basis. This occurred on October 11, 2012.

The Debentures were classified as compound financial instruments for reporting purposes due to the holder conversion option. The conversion option was treated as a derivative liability measured at fair value on initial recognition, and was subsequently re-measured at fair value at the end of each reporting period. Gains or losses were recognized in net earnings. This resulted in a gain of $1.8 million and a foreign exchange gain of $0.4 million for the three months ended June 30, 2012. For the six months ended June 30, 2012, the Company recognized a gain of $4.5 million in net earnings and no foreign exchange gain or loss.

(iii) Loss on redemption of Senior Secured Notes
The Company redeemed the Notes in whole on May 7, 2012 (the “redemption date”). The Notes had a face value of $188.2 million (C$187.0 million) with a fair value of $181.2 million (C$180.0 million) on the redemption date. Embedded in the Notes was an early redemption option that had a fair value of $15.4 million on the redemption date. This option allowed the Company to redeem the Notes at a premium of 105% of face value. On the redemption date, the Company paid the premium of $9.4 million in addition to the face value, and recognized $7.0 million of accelerated accretion on the Notes.

5.  TRADE AND OTHER RECEIVABLES

	$	$
	June 30	December 31
	2013	2012

Trade receivables	7.3	12.5
Sales tax receivable	8.9	33.9
Provisionally priced contracts	(8.0)	(1.4)
Copper swap contracts	1.3	(0.9)
Other	1.1	2.8
	10.6	46.9

6. TRADE AND OTHER PAYABLES

	$	$
	June 30	December 31
	2013	2012

Trade payables	29.2	34.3
Interest payable	8.2	8.4
Accruals	48.0	74.7
Current portion of decommissioning obligations (Note 13)	3.0	3.3
	88.4	120.7

7.  INVENTORIES

	$	$
	June 30	December 31
	2013	2012

Heap leach ore	145.2	129.5
Work-in-process	12.9	18.1
Finished goods	15.7	13.9
Stockpile ore	2.8	0.3
Supplies	41.7	33.9
	218.3	195.7
Less: non-current inventories	(33.3)	(32.4)
	185.0	163.3

The amount of inventories recognized in operating expenses for the three and six months ended June 30, 2013 was $102.1 million and $203.8 million (2012 – $73.4 million and $140.2 million). There were no write-downs or reversals of write-downs during the year. Heap leach inventories of $33.3 million (December 31, 2012 – $32.4 million) are expected to be recovered after one year.

8. MINING INTERESTS

	Mining properties
		Non	Plant &	Construction	Exploration
	Depletable	depletable	equipment	in progress	& evaluation	Total
	$	$	$	$	$	$

Cost
As at December 31, 2011	609.9	1,728.4	612.8	31.0	9.7	2,991.8
Additions	28.6	320.5	116.0	135.5	-	600.6
Disposals/write-offs	(0.1)	-	(15.8)	-	-	(15.9)
Transfers	791.7	(742.8)	41.1	(117.0)	-	(27.0)
Pre-commerical production revenue	-	(14.5)	-	-	-	(14.5)
Foreign exchange translation	10.6	7.4	3.3	-	-	21.3
As at December 31, 2012	1,440.7	1,299.0	757.4	49.5	9.7	3,556.3
Additions	30.6	46.4	8.4	69.8	-	155.2
Disposals/write-offs	-	-	(3.5)	-	-	(3.5)
Transfers	40.0	-	48.9	(88.9)	-	-
As at June 30, 2013	1,511.3	1,345.4	811.2	30.4	9.7	3,708.0

Accumulated depreciation
As at December 31, 2011	162.1	-	134.4	-	-	296.5
Depreciation for the period	81.3	-	55.6	-	-	136.9
Disposals	-	-	(12.5)	-	-	(12.5)
Foreign exchange translation	-	-	0.5	-	-	0.5
As at December 31, 2012	243.4	-	178.0	-	-	421.4
Depreciation for the period	52.0	-	34.1	-	-	86.1
Disposals	-	-	(2.3)	-	-	(2.3)
As at June 30, 2013	295.4	-	209.8	-	-	505.2

Carrying amount
As at December 31, 2012	1,197.3	1,299.0	579.4	49.5	9.7	3,134.9
As at June 30, 2013	1,215.9	1,345.4	601.4	30.4	9.7	3,202.8

The Company capitalized interest of $4.2 million and $8.2 for the three and six months ended June 30, 2013 (2012 – $8.4 million and $15.4 million) to qualifying development projects. The Company’s annualized capitalization rate is 6.53%. For the three and six months ended June 30, 2013, the Company used a prorated capitalization rate of 1.68% and 3.31% to determine the amount of general borrowing costs eligible for capitalization to qualifying development projects. For the three and six months ended June 30, 2012 the Company had general borrowings and used a prorated capitalization rate of 1.82% and 1.91% (three and six month 2012 annualized capitalization rate of 7.00%), as well the interest on the Senior Secured Notes and the Convertible Debentures was fully capitalized to the New Afton Mine while it was in development in 2012.

A summary of carrying amount by property as at June 30, 2013 is as follows:
	Mining properties
		Non	Plant &	Construction	June 30
	Depletable	depletable	equipment	in Progress	2013
	$	$	$	$	$

Mesquite Mine	166.7	30.9	94.3	1.0	292.9
Cerro San Pedro Mine	152.7	70.6	81.5	4.0	308.8
Peak Gold Mines	106.2	49.0	82.2	19.7	257.1
New Afton Mine	790.3	-	294.0	5.7	1,090.0
Blackwater Project	-	766.3	46.7	-	813.0
El Morro Project	-	428.6	-	-	428.6
Other Projects	-	9.7	-	-	9.7
Corporate	-	-	2.7	-	2.7
	1,215.9	1,355.1	601.4	30.4	3,202.8

A summary of carrying amount by property as at December 31, 2012 is as follows:
	Mining properties
		Non	Plant &	Construction	December 31
	Depletable	depletable	equipment	in Progress	2012
	$	$	$	$	$

Mesquite Mine	169.9	30.6	91.1	1.1	292.7
Cerro San Pedro Mine	170.6	70.7	70.9	4.4	316.6
Peak Gold Mines	103.4	49.0	87.6	10.2	250.2
New Afton Mine	753.4	-	302.9	9.6	1,065.9
Blackwater Project	-	725.5	23.5	24.2	773.2
El Morro Project	-	423.2	-	-	423.2
Other Projects	-	9.7	-	-	9.7
Corporate	-	-	3.4	-	3.4
	1,197.3	1,308.7	579.4	49.5	3,134.9

9.  LONG-TERM DEBT

Long-term debt consists of the following.

		$	$
		June 30	December 31
		2013	2012

Senior unsecured notes - due April 15, 2020		292.9	292.5
Senior unsecured notes - due November 15, 2022		490.5	490.1
El Morro project funding loan		72.1	65.2
Revolving credit facility	(a)	-	-
		855.5	847.8

(a) Revolving credit facility
On February 28, 2013, the Company extended its $150.0 million revolving credit facility (‘the Facility’) for an additional twelve months to December 14, 2014. At the same time certain terms of the Facility were amended, resulting in a reduction in pricing and increased flexibility with regard to shareholder distributions and the security underpinning the Facility. In addition, net debt, rather than total debt, will be used to calculate leverage for the purpose of covenant tests and pricing levels. The commitments from each member of the bank group remain the same, and all other major aspects of the Facility remain unchanged.

The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. Significant financial covenants are as follows:

		June 30	December 31
	Financial covenant	2013	2012

Minimum tangible net worth ($1.38 billion + 25% of positive quarterly net income)	>$1.51 billion	$3.14 billion	$3.05 billion
Minimum interest coverage ratio (EBITDA to interest)	>4.0:1.0	8.6 : 1	13.2 : 1
Maximum leverage ratio (net debt to EBITDA)1	<3.0:1.0	0.7 : 1	2.0 : 1

1.	The comparative covenant test presented as at December 31, 2012 was not recalculated using net debt to EBITDA. It was calculated using total debt which was the covenant test at the time.

The interest margin on drawings under the Facility ranges from 1.25% to 3.50% over LIBOR, the Prime Rate or the Base Rate, based on the Company’s debt to EBITDA ratio and the currency and type of credit selected by the Company. The standby fees on undrawn amounts under the Facility range from 0.56% to 0.88%, depending on the Company’s net debt to EBITDA ratio. Based on the Company’s net debt to EBITDA ratio, the rate is 0.56% as at June 30, 2013.

As at June 30, 2013, the Company has not drawn any funds under the Facility; however the Facility has been used to issue letters of credit of A$10.2 million for Peak Mines’ reclamation bond for the State of New South Wales, C$9.5 million for New Afton’s commitment to B.C. Hydro for power and transmission construction work (the B.C. Hydro letter of credit will be released over time as New Afton consumes and pays for power in the early period of operations), C$9.5 million for New Afton’s reclamation requirements, C$2.1 million for Blackwater’s reclamation requirements and $18.8 million relating to environmental and reclamation requirements at Cerro San Pedro.  The annual fees are 1.60% of the value of the outstanding letters of credit which totalled $48.5 million as at June 30, 2013.

10.  DERIVATIVE INSTRUMENTS

The following tables summarize derivative liabilities designated as hedging instruments:

	$	$
	June 30	December 31
	2013	2012

Gold contracts	-	110.5
Less: current derivative liabilities	-	(56.4)
Non-current derivative liabilities	-	54.1

On May 15, 2013 New Gold eliminated its legacy gold hedges that were associated with the 2008 project financing put in place to develop the Mesquite Mine. As a result of Mesquite’s successful start-up, the Company repaid the loan in 2010, four years ahead of schedule. Hedge accounting with respect to these contracts was discontinued on May 15, 2013. Realized gains (losses) on derivatives in a qualifying hedge relationship (prior to discontinuance of hedge accounting) are classified as revenue for gold hedging contracts. Refer to Note 10 (a) for further analysis.

Unrealized and realized non-hedged derivative gains (losses) on the provisional pricing of concentrate sales are classified as revenue. For the three and six months ended June 30, 2013 the Company recorded an unrealized loss of $3.6 million and $6.5 million (2012 - $nil and $nil).

The Company enters into a copper swap to reduce exposure to copper prices. Realized and unrealized gains (losses) are recorded as revenue. For the three and six months ended June 30, 2013 the Company recorded a mark-to-market gain of $4.1 million and $6.5 million on copper swaps outstanding (2012 - $nil and $nil) and settled to manage the risk related to provisionally priced copper concentrate sales. The notional amount of copper underlying the swaps outstanding was 7,465 tonnes with settlement periods ranging from July 2013 to October 2013.

Realized and unrealized gains (losses) on non-hedged derivatives not related to concentrate sales are recorded in other gains and losses. The following table summarizes realized and unrealized non-hedged derivative gains (losses) for the three and six months ended June 30:

	Three months ended		Six months ended
	$	$	$	$
	2013	2012	2013	2012

Share purchase warrants	20.6	9.3	43.2	1.7
Prepayment option on senior secured notes	-	-	-	(3.7)
Conversion option on convertible debentures	-	1.8	-	4.5
	20.6	11.1	43.2	2.5

The following table summarizes derivative gains (losses) in other comprehensive income for the three and six months ended June 30:

	Three months ended		Six months ended
	$	$	$	$
	2013	2012	2013	2012

Effective portion of change in fair value of hedging instruments
Gold hedging contracts - unrealized	9.0	12.7	18.1	(9.3)
Gold hedging contracts - realized	7.7	10.8	18.5	23.7
Deferred income tax	(6.8)	(9.6)	(14.9)	(5.9)
	9.9	13.9	21.7	8.5

(a) Gold hedging contracts
Under a term loan facility the Company retired on February 26, 2010, the Mesquite Mine was required to enter into a gold hedging program. The Company settled these contracts, at the Company’s option, by physical delivery of gold or on a net financial settlement basis. On May 15, 2013 the Company settled its outstanding hedge position, paying $65.7 million to fully close all hedges dated to December 2014.

On July 1, 2009, the Company’s gold hedging contracts were designated as cash flow hedges. Prospective and retrospective hedge effectiveness was assessed on these hedges using a hypothetical derivative method. The hypothetical derivative assessment involves comparing the effect of changes in gold spot and forward prices each period on the changes in fair value of both the actual and hypothetical derivative. The effective portion of the gold contracts was recorded in other comprehensive income until the forecasted gold sale impacts earnings. Where applicable, the fair value of the derivative had been adjusted to account for the Company’s credit risk.

Prior to the discontinuance of hedge accounting, the net amount of existing gains (losses) arising from the unrealized fair value of the Company’s gold hedging contracts, which are derivatives that are designated as cash flow hedges and are reported in other comprehensive income, would be reclassified to net earnings as contracts are settled on a monthly basis. The amount of such reclassification would be dependent upon fair values and amounts of the contracts settled.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. The Company discontinued hedge accounting on May 15, 2013. At that date, any cumulative gain or loss on the hedging instrument recognized in equity remains deferred in equity until the original forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognized immediately in net earnings.

Of the $65.7 million liability at May 15, 2013, $19.4 million had passed through the income statement in advance of electing hedge accounting in 2009. At the date of close, the hedge was determined to be fully effective and as a result the previously ineffective portion of the hedge was reversed resulting in a gain of $10.0 million and $9.5 million (2012 – unrealized derivative loss of $2.0 million and $2.2 million) recorded in other gains and losses for the three and six months ended June 30, 2013.

The balance of the unrecognized losses related to the gold hedging contracts the date of close of the hedge, $46.3 million, will remain deferred in other reserves and will be released to net earnings in the same period in which the original designated underlying forecast sales occur. Since May 15, 2013 $4.7 million of these losses has been transferred to net earnings.

The fixed impact on net earnings in future years of the close out of the gold hedging contract will be a reclassification of the unrecognized losses to net earnings of $14.0 million during the remainder of 2013 and $27.6 million during 2014.

(b) Share purchase warrants
The following table summarizes information about the outstanding Warrants.

Warrant Series	Number of warrants	Common shaes issuable	Exercise price	Expiry date
	(000s)	(000s)	C$
At June 30, 2013
New Gold Series A	27,850	27,850	15.00	June 28, 2017

At December 31, 2012
New Gold Series A	27,850	27,850	15.00	June 28, 2017
Silver Quest Warrants - B	122	122	10.22	January 19, 2013
Silver Quest Warrants - C	148	148	11.56	January 20, 2013
Silver Quest Warrants - D	126	126	11.56	January 29, 2013
	28,246	28,246

The Warrants are classified as a non-hedged derivative liability recorded as a fair value through profit or loss (“FVTPL”) liability due to the currency of the Warrants. The Warrants are priced in Canadian dollars, which is not the functional currency of the Company. Therefore the Warrants are fair valued using the market price with gains or losses recorded in net earnings.

During the first quarter ended March 31, 2013 all the Warrants acquired during the Silver Quest Resources Ltd. asset acquisition on November 23, 2011 were exercised or expired. Of the outstanding Warrants acquired during the asset acquisition, 0.4 million expired un-exercised.

(c) Non-current non-hedged derivative asset and liabilities classified as FVTPL assets and liabilities

The following table summarizes FVTPL assets and liabilities.

	$	$
	June 30	December 31
	2013	2012

Share purchase warrants	34.2	80.3

11.  SHARE CAPITAL

At June 30, 2013, the Company had unlimited authorized common shares and 477.1 million common shares outstanding.

(a) No par value common shares issued

		Number
		of shares
		(000s)	$

Balance - December 31, 2011		461,358	2,464.0
Exercise of options		1,339	11.6
Exercise of warrants		7,434	75.5
Conversion of debentures		5,872	67.3
Balance - December 31, 2012		476,003	2,618.4
Exercise of options	i	1,060	6.7
Exercise of warrants	ii	39	0.2
Balance - June 30, 2013		477,102	2,625.3

(i) Exercise of options
For the six months ended June 30, 2013, the Company issued 1.1 million common shares pursuant to the exercise of stock options (2012 – 0.6 million). The Company received proceeds of $4.2 million (2012 - $4.6 million) from these exercises and transferred $2.5 million (2012 - $2.0 million) from contributed surplus.

(ii) Exercise of warrants
For the six months ended June 30, 2013, the Company issued 39 thousand common shares pursuant to the exercise of warrants related to the warrants acquired during the Silver Quest Resources Ltd. asset acquisition (2012 – 27 thousand). The Company received proceeds of $0.2 million (2012 - $0.2 million) from these exercises.

(b)  Share-based payment expenses
The following table summarizes share-based payment expenses for the three and six months ended June 30:

			Three months ended		Six months ended
		$	$	$	$
		2013	2012	2013	2012

Stock option expense	i	2.1	2.3	4.2	4.3
Performance share unit expense	ii	0.3	-	0.5	-
Share award unit expense	iii	(0.6)	0.6	(0.5)	1.0
Deferred share award unit expense	iv	-	-	0.1	-
		1.8	2.9	4.3	5.3

(i)  Stock options
Under the Company’s Stock Option Plan (“Plan”), the maximum number of shares reserved for exercise of all options granted by the Company may not exceed 5% of the Company’s shares issued and outstanding at the time the options are granted. The exercise price of each option granted under the Plan is the five day volume weighted average share price preceding the grant date. Options granted under the Plan expire no later than the 5th or 7th anniversary of the date the options were granted and vesting provisions for issued options are determined at the discretion of the Board. Options granted under the Plan are settled for equity. The Company has incorporated an estimated forfeiture rate for stock options that will not vest.

The following table presents the changes in the stock option plan:

	Number	Weighted avg
	of options	exercise price
	(000s)	C$

Balance - December 31, 2011	10,280	4.83
Granted	2,160	11.46
Exercised	(1,339)	5.92
Expired	(56)	6.62
Forfeited	(106)	7.98
Balance -December 31, 2012	10,939	5.96
Granted	1,589	9.65
Exercised	(1,060)	3.79
Forfeited	(43)	10.58
Expired	(21)	9.22
Balance - June 30, 2013	11,404	6.65

For the six months ended June 30, 2013 the Company granted 1.6 million stock options (2012 – 1.9 million). The weighted average fair value of the stock options granted during the six months ended June 30, 2013 was C$4.45 (2012 – C$5.74). Options were priced using a Black-Scholes option-pricing model. Volatility is measured as the annualized standard deviation of stock price returns, based on historical movements of the Company’s share price and those of a number of peer companies. The grant date fair value will be amortized as part of compensation expense over the vesting period.

The Company had the following weighted average assumptions in the Black-Scholes option-pricing model for the six months ended June 30:

	2013	2012

Grant price	C$9.65	C$11.87
Expected dividend yield	0.0%	0.0%
Expected volatility	60.0%	60.0%
Risk-free interest rate	0.58%	0.71%
Expected life of options	3.7 years	3.7 years

(ii)  Performance share units
In 2013, the Company established a performance share unit (“PSU”) plan for employees and officers of the Company. A PSU unit represents the right to receive the cash equivalent of a common share or, at the Company’s option, a common share purchased on the market. PSUs issued vest at the end of three years. The number of units which will vest is determined based on the Company’s total return performance (based on the preceding five trading days volume weighted average share price) relative to the S&P/TSX Global Gold Index Total Return Index Value during the applicable period. Each of the three years where the PSU is outstanding will be weighted 25%, and the three year annualized period will be weighted 25% as well. The number of units that vest is determined by multiplying the number of units granted to the participant by the return performance adjustment factor, which ranges from 0.5 to 1.5. Therefore, the number of units that will vest and are paid out may be higher or lower than the number of units originally granted to a participant. Subject to TSX and shareholder approvals, which the Company intends to seek at its 2014 shareholders’ meeting, on a PSU maturity date, a PSU participant may, at the discretion of the Board, be issued the equivalent number of common shares of New Gold as the number of PSUs that vested on the maturity date in lieu of a cash payment.

The Company issued 0.5 million PSUs for the six months ended June 30, 2013 (2012 – $nil). As the Company is currently required to settle this award in cash, it will record an accrued liability and record a corresponding compensation expense. The PSU awards are financial instruments that will be fair valued at each reporting date based in the performance measurement criteria. For the three and six months ended June 30, 2013 the Company recorded $0.3 million and $0.5 million as compensation expense (2012 - $nil). As at June 30, 2013 the liability was $0.5 million (December 31, 2012 - $nil).

(iii)  Share award units
In 2009, the Company established a share award unit plan as part of its long-term incentive program. Each share award unit allows the recipient, subject to certain plan restrictions, to receive cash on the entitlement date equal to the Company’s volume weighted average share price on the TSX for the five days prior to the anniversary date. One-third of the share awards units vest annually on the anniversary of the grant date. As the Company is required to settle this award in cash, it will record an accrued liability and record a corresponding compensation expense. The share award unit is a financial instrument that will be fair valued at each reporting date based on the five day volume weighted average price of the Company’s common shares. The changes in fair value will be included in the compensation expense for that period.

The Company issued 0.6 million share award units for the six months ended June 30, 2013 (2012 – 0.4 million). At June 30, 2013, there were 1.1 million non-vested share awards outstanding (December 31, 2012 – 0.6 million). Including the fair value adjustment for the share award units previously issued, the Company recorded a recovery of $0.6 million and $0.3 million as compensation expense for the three and six months ended June 30, 2013 (2012 -  $0.9 million and $0.5 million). For the three and six months ended June 30, 2013 the Company capitalized $nil and $0.2 million (2012 - $0.3 million and $0.4 million) for recipients working at the Company’s development projects and included a recovery of $0.1 million and $0.2 million (2012 – $0.2 million) as operating expenses as it relates to producing mine site employees.

(iv)  Deferred share units
In 2010, the Company established a director deferred share unit (“DSU”) plan for the purposes of strengthening the alignment of interests between eligible Directors of the Company and shareholders by linking a portion of the annual director compensation to the future value of the Company’s common shares.

A Director is only entitled to payment in respect of the DSUs granted to him or her when the Director ceases to be a Director of the Company for any reason. On termination, the Company shall redeem each DSU held by the Director for payment in cash, being the product of: (i) the number of DSUs held by the Director on ceasing to be a director and (ii) the greater of either: (a) the weighted average trading price; or (b) the average of daily high and low board lot trading prices of the common shares, on the TSX for the five consecutive days immediately prior to the date of termination.

The Company issued 0.1 million DSUs for the six months ended June 30, 2013 (2012 – $nil). As the Company is currently required to settle this award in cash, it will record an accrued liability and record a corresponding compensation expense. The DSU awards are financial instruments that will be fair valued at each reporting date based on the performance measurement criteria. For the three and six months ended June 30, 2013 the Company recorded $nil and $0.1 million as compensation expense (2012 - $nil and $nil). As at June 30, 2013 the liability was $0.9 million (December 31, 2012 - $0.7 million).

(c)  Earnings per share
The following table sets out the computation of diluted earnings per share for the three and six months ended June 30:

	Three months ended		Six months ended
	$	$	$	$
	2013	2012	2013	2012

Net earnings	15.0	23.7	51.3	57.3

Dilution of net earnings
Dilutive effect of the Debenture conversion option	-	(1.3)	-	(3.3)
Dilutive effect of the Warrants	-	1.9	-	(2.6)
Net diluted earnings	15.0	24.3	51.3	51.4

Basic weighted average number of shares outstanding	477.0	461.8	476.6	461.6
(in millions)

Dilution of securities
Stock options	3.0	4.8	3.5	5.2
Debentures	-	5.9	-	5.9
Warrants	-	0.3	-	0.8
Diluted weighted average number of shares outstanding	480.0	472.8	480.1	473.5

Net earnings per share
Basic	0.03	0.05	0.11	0.12
Diluted	0.03	0.05	0.11	0.11

The following table lists the equity securities excluded from the computation of diluted earnings per share. The securities were excluded as the exercise prices relating to the particular security exceed the average market price of the Company’s common shares of C$7.30 and C$8.56 for the three and six months ended June, 2013 (2012 – C$9.38 and C$10.11), or the inclusion of the equity securities had an anti-dilutive effect on net earnings.

	Three months ended		Six months ended
	(000s)	(000s)	(000s)	(000s)
	2013	2012	2013	2012

Stock options	5,950	2,034	3,681	1,922
Warrants	27,850	28,246	27,850	28,246

12.  INCOME AND MINING TAXES

The composition of income tax expense between current tax and deferred tax for the three and six months ended June 30:

	Three months ended		Six months ended
	$	$	$	$
	2013	2012	2013	2012

Current tax
Canada income tax	-	0.8	0.1	0.5
Foreign income and mining tax	9.5	23.8	19.8	46.3
	9.5	24.6	19.9	46.8

Deferred tax
Canada income tax and mining tax	2.8	(3.9)	5.4	(4.3)
Foreign income and mining tax	(8.3)	(3.7)	(8.9)	(7.2)
	(5.5)	(7.6)	(3.5)	(11.5)

Income tax expense	4.0	17.0	16.4	35.3

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before taxes. The differences result from the following items for the three and six months ended June 30:

	Three months ended		Six months ended
	$	$	$	$
	2013	2012	2013	2012

Earnings before taxes	19.0	40.7	67.7	92.6

Canadian federal and provincial income tax rates	25.8%	25.2%	25.8%	25.2%

Income tax expense based on above rates	4.9	10.3	17.5	23.3
Increase (decrease) due to:
Non-taxable income	1.2	1.3	(4.7)	(1.3)
Non-deductible expenditures	4.5	1.8	5.4	1.8
Different statutory tax rates on earnings of foreign subsidiaries	(0.8)	1.0	2.7	4.1
Taxable gain	0.3	6.8	0.3	6.8
British Columbia mining tax	0.5	-	1.3	-
Withholding tax on repatriation	-	-	0.1	1.1
Benefit of losses not recognized in the period	(5.4)	(4.9)	(5.4)	(4.9)
Other	(1.2)	0.7	(0.8)	4.4
	4.0	17.0	16.4	35.3

Effective April 1, 2013 the British Columbia corporate tax rate increased from 10% to 11%. This resulted in an effective tax rate of 25.8% instead of a rate of 25.2%.

13. RECLAMATION AND CLOSURE COST OBLIGATIONS
Changes to the reclamation and closure cost obligations are as follows:

	Mesquite Mine	Cerro San Pedro Mine	Peak Gold Mines	New Afton Mine	Blackwater project	Total
	$	$	$	$	$	$

Balance, December 31, 2011	10.5	16.8	17.6	9.8	0.3	55.0
Reclamation expenditures	(7.7)	-	-	(0.3)	-	(8.0)
Unwinding of discount	0.2	0.3	0.6	0.2	-	1.3
Revisions to expected cash flows	8.4	0.3	4.6	0.4	8.4	22.1
Foreign exchange movement	-	1.3	(0.2)	0.3	-	1.4
Balance, December 31, 2012	11.4	18.7	22.6	10.4	8.7	71.8
Less: current portion of closure costs	0.7	0.2	1.2	1.2	-	3.3
Non current portion of closure costs	10.7	18.5	21.4	9.2	8.7	68.5

Balance, December 31, 2012	11.4	18.7	22.6	10.4	8.7	71.8
Reclamation expenditures	(0.3)	-	-	(0.7)	-	(1.0)
Unwinding of discount	0.1	0.1	0.4	0.1	0.1	0.8
Revisions to expected cash flows	(0.3)	(0.3)	(2.6)	(0.8)	(1.0)	(5.0)
Foreign exchange movement	-	(0.1)	(2.7)	(0.5)	(0.5)	(3.8)
Balance, June 30, 2013	10.9	18.4	17.7	8.5	7.3	62.8
Less: current portion	1.6	0.1	1.1	0.2	-	3.0
Non current portion of closure costs	9.3	18.3	16.6	8.3	7.3	59.8

The current portion of the reclamation and closure cost obligations has been included in note 6: Trade and other payables.

14.  SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information for the three and six months ended June 30, is as follows:

	Three months ended		Six months ended
	$	$	$	$
	2013	2012	2013	2012

Operating activities:
Change in non-cash operating working capital
Trade and other receivables	9.4	-	10.8	1.0
Inventories	(14.0)	(4.3)	(20.7)	(15.3)
Prepaid expenses and other	6.2	(5.3)	7.5	(13.7)
Trade and other payables	(5.8)	1.5	(14.7)	3.6
	(4.2)	(8.1)	(17.1)	(24.4)

15. SEGMENTED INFORMATION

(a) Segment revenues and results
The Company manages its reportable operating segments by operating mines, development projects and exploration projects. The results from operations for these reportable operating segments are summarized for the three and six months ended June 30:

						Three months ended
							2013
	Mesquite Mine	Cerro San Pedro Mine	Peak Gold Mines	New Afton Mine	Corporate	Other(1)	Total
	$	$	$	$	$	$	$

Revenues(2)	27.8	45.6	38.9	71.2	-	-	183.5
Operating expenses	23.3	25.9	30.8	25.6	-	-	105.6
Depreciation and depletion	6.0	7.7	7.1	23.3	-	-	44.1

Earnings from mine operations	(1.5)	12.0	1.0	22.3	-	-	33.8

Corporate administration	-	-	-	-	7.3	-	7.3
Share-based payment expenses	-	-	-	-	1.8	-	1.8
Exploration and business development	0.9	0.1	2.2	4.7	0.9	3.1	11.9

Income from operations	(2.4)	11.9	(1.2)	17.6	(10.0)	(3.1)	12.8

Finance income	-	-	-	-	0.2	-	0.2
Finance costs	(0.1)	(0.1)	(0.2)	(0.2)	(9.9)	(0.9)	(11.4)
Other (losses) gains	9.2	(0.2)	(3.3)	(10.5)	23.3	(1.1)	17.4

Earnings (loss) before taxes	6.7	11.6	(4.7)	6.9	3.6	(5.1)	19.0
Income tax (expense) recovery	1.1	(3.9)	1.8	(7.4)	3.1	1.3	(4.0)
Net earnings (loss)	7.8	7.7	(2.9)	(0.5)	6.7	(3.8)	15.0

1. Other includes balances relating to the exploration properties that have no revenues or operating costs.
2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.

						Six months ended
							2013
	Mesquite Mine	Cerro San Pedro Mine	Peak Gold Mines	New Afton Mine	Corporate	Other(1)	Total
	$	$	$	$	$	$	$

Revenues(2)	58.7	99.1	92.9	134.6	-	-	385.3
Operating expenses	45.7	50.2	63.6	52.2	-	-	211.7
Depreciation and depletion	11.4	14.3	14.6	41.7	-	-	82.0

Earnings from mine operations	1.6	34.6	14.7	40.7	-	-	91.6

Corporate administration	-	-	-	-	14.6	-	14.6
Share-based payment expenses	-	-	-	-	4.3	-	4.3
Exploration and business development	0.9	0.1	4.0	6.5	1.0	3.4	15.9

Income from operations	0.7	34.5	10.7	34.2	(19.9)	(3.4)	56.8

Finance income	-	-	0.1	0.1	0.4	-	0.6
Finance costs	(0.1)	(0.1)	(0.5)	(0.5)	(20.1)	(1.6)	(22.9)
Other (losses) gains	8.0	1.1	(3.3)	(15.3)	45.3	(2.6)	33.2

Earnings (loss) before taxes	8.6	35.5	7.0	18.5	5.7	(7.6)	67.7
Income tax (expense) recovery	0.8	(10.3)	(1.5)	(13.1)	6.1	1.6	(16.4)
Net earnings (loss)	9.4	25.2	5.5	5.4	11.8	(6.0)	51.3

1. Other includes balances relating to the exploration properties that have no revenues or operating costs.
2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.

							2012
	Mesquite Mine	Cerro San Pedro Mine	Peak Gold Mines	New Afton Mine	Corporate	Other(1)	Total
	$	$	$	$	$	$	$

Revenues(2)	48.7	73.9	53.5	-	-	-	176.1
Operating expenses	24.2	22.9	30.9	-	-	-	78.0
Depreciation and depletion	6.4	9.6	5.8	-	-	-	21.8

Earnings from mine operations	18.1	41.4	16.8	-	-	-	76.3

Corporate administration	-	-	-	-	6.3	-	6.3
Share-based payment expenses	-	-	-	-	2.9	-	2.9
Exploration and business development	-	1.6	1.9	-	0.9	0.1	4.5

Income from operations	18.1	39.8	14.9	-	(10.1)	(0.1)	62.6

Finance income	-	-	0.1	-	0.5	-	0.6
Finance costs	(0.1)	(0.1)	(0.2)	(0.1)	0.5	(0.5)	(0.5)
Other (losses) gains	(2.2)	0.7	(0.4)	(29.6)	9.6	(0.1)	(22.0)

Earnings (loss) before taxes	15.8	40.4	14.4	(29.7)	0.5	(0.7)	40.7
Income tax (expense) recovery	(1.7)	(15.8)	(3.8)	3.7	0.7	(0.1)	(17.0)
Net earnings (loss)	14.1	24.6	10.6	(26.0)	1.2	(0.8)	23.7

1. Other includes balances relating to the exploration properties that have no revenues or operating costs.
2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.

						Six months ended
							2012
	Mesquite Mine	Cerro San Pedro Mine	Peak Gold Mines	New Afton Mine	Corporate	Other(1)	Total
	$	$	$	$	$	$	$

Revenues(2)	110.7	143.8	90.4	-	-	-	344.9
Operating expenses	51.3	45.4	53.6	-	-	-	150.3
Depreciation and depletion	13.9	16.8	9.8	-	-	-	40.5

Earnings from mine operations	45.5	81.6	27.0	-	-	-	154.1

Corporate administration	-	-	-	-	13.0	-	13.0
Share-based payment expenses	-	-	-	-	5.3	-	5.3
Exploration and business development	-	3.2	2.8	-	0.9	0.4	7.3

Income from operations	45.5	78.4	24.2	-	(19.2)	(0.4)	128.5

Finance income	-	-	0.2	0.1	0.5	-	0.8
Finance costs	(0.2)	(0.2)	(0.5)	(0.1)	(0.8)	(0.8)	(2.6)
Other (losses) gains	(2.7)	0.4	(0.5)	(30.7)	(1.0)	0.4	(34.1)

Earnings (loss) before taxes	42.6	78.6	23.4	(30.7)	(20.5)	(0.8)	92.6
Income tax (expense) recovery	(8.3)	(25.6)	(6.0)	1.8	3.0	(0.2)	(35.3)
Net earnings (loss)	34.3	53.0	17.4	(28.9)	(17.5)	(1.0)	57.3

1. Other includes balances relating to the exploration properties that have no revenues or operating costs.
2. Segmented revenue reported above represents revenue generated from external customers. There were no inter-segment sales in the period.

(b)  Segment assets and liabilities
The following tables present the segmented assets and liabilities:

		June 30, 2013	December 31, 2012
	Total	Total	Total	Total
	assets	liabilities	assets	liabilities
	$	$	$	$

Mesquite Mine	467.9	131.2	471.7	238.2
Cerro San Pedro Mine	435.7	163.7	415.5	150.1
Peak Gold Mines	320.9	92.0	324.9	89.3
New Afton Mine	1,188.7	36.5	1,181.4	76.0
El Morro Project	428.6	143.6	423.2	136.6
Blackwater Project	842.2	21.4	804.8	34.0
Other(1)	523.4	861.3	662.2	883.0
	4,207.4	1,449.7	4,283.7	1,607.2

1. Other includes corporate balances and exploration properties.

The Company accounts for its investment in the El Morro project using equity method accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss after the date of acquisition. The amount recorded in net earnings for the three and six months ended June 30, 2013 related to the El Morro project is $nil and $nil (2012 – $nil and $nil).

16. FAIR VALUE MEASUREMENT

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract. Consequently, when it is appropriate to do so, the Company adjusts the valuation models to incorporate a measure of credit risk. Fair value represents management's estimates of the current market value at a given point in time.

The Company’s financial assets and liabilities are classified and measured as follows:

				June 30, 2013
	$	$	$	$	$
	Loans and			Financial
	receivables	Fair value	Available	liabilities at
	at amortized	through	for sale at	amortized
	cost	profit/loss	fair value	cost	Total

Financial assets
Cash and cash equivalents	562.5	-	-	-	562.5
Trade and other receivables	17.3	-	-	-	17.3
Provisionally priced contracts	-	(8.0)	-	-	(8.0)
Copper swap contracts	-	1.3	-	-	1.3
Investments	-	-	0.6	-	0.6
Financial liabilities
Trade and interest payable	-	-	-	85.4	85.4
Long-term debt	-	-	-	855.5	855.5
Warrants	-	34.2	-	-	34.2
Share award units	-	5.4	-	-	5.4

				December 31, 2012
	$	$	$	$	$
	Loans and			Financial
	receivables	Fair value	Available	liabilities at
	at amortized	through	for sale at	amortized
	cost	profit/loss	fair value	cost	Total

Financial assets
Cash and cash equivalents	687.8	-	-	-	687.8
Trade and other receivables	49.2	-	-	-	49.2
Provisionally priced contracts	-	(1.4)	-	-	(1.4)
Copper swap contracts	-	(0.9)	-	-	(0.9)
Investments	-	-	1.0	-	1.0
Financial liabilities
Trade and interest payables	-	-	-	117.4	117.4
Long-term debt	-	-	-	847.8	847.8
Gold contracts	-	110.5	-	-	110.5
Warrants	-	80.3	-	-	80.3
Share award units	-	4.0	-	-	4.0

The carrying values and fair values of the Company’s financial instruments are as follows.

	June 30,	June 30,	December 31,	December 31,
	2013	2013	2012	2012
	$	$	$	$
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Financial assets
Cash and cash equivalents	562.5	562.5	687.8	687.8
Trade and other receivables	10.6	10.6	46.9	46.9
Investments	0.6	0.6	1.0	1.0
Financial liabilities
Trade and interest payables	85.4	85.4	117.4	117.4
Long-term debt	855.5	853.9	847.8	902.9
Gold contracts	-	-	110.5	110.5
Warrants	34.2	34.2	80.3	80.3
Share award units	4.0	4.0	4.0	4.0

The Company has not offset financial assets with financial liabilities.

The Company has certain financial assets and liabilities that are held at fair value. The investments and the gold contracts are presented at fair value at each reporting date using appropriate valuation methodology.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following table summarizes information about financial assets and liabilities measured at fair value on a recurring basis in the statement of financial position and categorized by level of significance of the inputs used in making the measurements:

			June 30, 2013
	$	$	$
Asset (Liability)	Level 1	Level 2	Level 3

Investments	0.6	-	-
Warrants	(34.2)	-	-
Share award units	(4.0)	-	-
Provisionally priced contracts	(8.0)	-	-
Copper swap contracts	-	1.3	-
Gold contracts	-	-	-

			December 31, 2012
	$	$	$
Asset (Liability)	Level 1	Level 2	Level 3

Investments	1.0	-	-
Warrants	(80.3)	-	-
Share award units	(4.0)	-	-
Provisionally priced contracts	(1.4)	-	-
Copper swap contracts	-	(0.9)	-
Gold contracts	-	(110.5)	-

There were no transfers between Levels 1, 2 and 3 as at June 30, 2013. The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer.

Valuation methodologies for Level 2 financial assets and liabilities

Gold contracts
The Company’s current derivative liabilities include commodity forward contracts for a portion of the Company’s gold sales. The fair value of the forward contracts is calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating LIBOR and the Company’s appropriate interest rate spread.

Copper swap contracts
The fair value of the copper swaps is calculated using the mark-to-market forward prices of London Metal Exchange copper based on the applicable settlement dates of the outstanding swap contracts and the Company’s appropriate interest rate spread.

17. COMMITMENTS AND CONTINGENCIES

In assessing the loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can easily be estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of the loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the Company discloses the nature of the guarantees. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

(a) The Company has entered into a number of contractual commitments for capital items related to operations and development. At June 30, 2013, these commitments totalled $40.7 million (December 31, 2012 – $87.4 million), all of which are expected to fall due over the next 12 months.

(b) The Chilean Environmental Permitting Authority ("Servicio de Evaluación Ambiental" or "SEA") approved the El Morro Project’s environmental permit in March 2011. A constitutional action was filed against the SEA in May 2011 by the Comunidad Agricola Los Huasco Altinos (“CAHA”) seeking annulment of the environmental permit. Sociedad Contractual Mineral El Morro (“El Morro”), the Chilean company jointly held by the Company and Goldcorp and which owns and operates the El Morro Project, participated in the legal proceedings as an interested party and beneficiary of the environmental permit. In February 2012, the Court of Appeals of Antofagasta ruled against approval of the environmental permit, for the primary reason that the SEA had not adequately consulted or compensated the indigenous people that form the CAHA. SEA and El Morro appealed the ruling; however, the ruling was confirmed by the Supreme Court of Chile on April 27, 2012. Based on the Supreme Court’s announcement, El Morro immediately suspended all project field work being executed under the terms of the environmental permit. On June 22, 2012, SEA initiated the administrative process to address the deficiencies identified by the Chilean Court. During the period of temporary suspension, Goldcorp’s focus is on supporting the advancement of the consultation process, evaluating potential future exploration targets and optimizing project economics including sourcing a long-term power supply.

(c) In March 2011, the municipality of Cerro de San Pedro approved a new municipal land use plan, after public consultation, which clearly designates the area of the Cerro San Pedro Mine for mining. New Gold believes this plan resolves any ambiguity regarding the land use in the area in which Cerro San Pedro is located, and which has had a history of ongoing legal challenges related to the environmental authorization (“EIS”) for the Mine. In April 2011, a request was filed for a new EIS based on the new Municipal Plan and on August 5, 2011 a new EIS was granted.

18. SUBSEQUENT EVENTS

On May 31, 2013, New Gold and Rainy River Resources Ltd. (“Rainy River”) jointly announced that they had entered into a definitive acquisition agreement whereby New Gold agreed to offer to acquire all of the outstanding common shares of Rainy River, the 100% owner of the Rainy River Gold Project through a friendly take-over bid. On June 18, 2013, New Gold commenced an offer (the “Offer”) to acquire all of the outstanding common shares of Rainy River in consideration for, at the election of each holder of Rainy River common shares, 0.5 of a common share of New Gold or $3.83 in cash, in each case subject to pro ration. The maximum number of New Gold shares issuable under the Offer is approximately 25.8 million and the maximum cash consideration payable under the Offer is approximately C$198 million.

On July 24, 2013, New Gold acquired approximately 89.2 million common shares of Rainy River pursuant to the Offer, representing approximately 86.2% of the outstanding Rainy River shares. Approximately 22.3 million common shares of New Gold were issued and approximately C$171 million in cash was paid in consideration for the Rainy River shares. The Offer has been extended to August 8, 2013.